January 22, 2020

BY EDGAR

Ms. Christine Dietz and Mr. Frank Knapp

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:      Talend S.A.

Form 10-K for the fiscal year ended December 31, 2018

Filed February 28, 2019

File No. 001-37825

Dear Ms. Dietz and Mr. Knapp:

Talend S.A. (the “Company”) has received a comment letter dated January 8, 2020 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission concerning the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2018 filed on February 28, 2019 (the “Form 10-K”).

As discussed with the Staff on January 22, 2020, this letter confirms that the Staff has granted the Company’s request for an extension to on or before February 6, 2020, to respond to the Comment Letter relating to the Company’s Form 10-K.

If you have any questions or require additional information with respect to the above, please do not hesitate to contact me at (650) 539-3189.

Very truly yours,

/s/ Adam Meister

Adam Meister

Chief Financial Officer

cc:       Christal Bemont, Chief Executive Officer

Aaron Ross, General Counsel

Mark B. Baudler, Wilson Sonsini Goodrich & Rosati PC

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati PC